EXHIBIT 11.  STATEMENT RE:  COMPUTATION OF EARNINGS PER SHARE


                  Three Months      Nine Months     Twelve Months
                     Ended             Ended            Ended

                11/2/96 10/28/95  11/2/96 10/28/95   11/2/96 10/28/95
                ------- --------  ------- --------   ------- --------
                          (In thousands, except per share data)

Net income       $4,664  $5,034    $4,073  $7,822    $6,022   $16,341

Weighted
average shares
outstanding
during the
period           15,810  15,765    15,814  15,760    15,803   15,755

Net income
(loss) per
common and
common
equivalent share  $0.30   $0.32     $0.26   $0.50     $0.38    $1.04